SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                                TargitInteractive, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                87613A 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Mark Swartz
                   P.O. Box 910, Exeter, New Hampshire 03833
                                 (603) 775-2204
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)
----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.87613A 10 3                       13D                Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mark Swartz

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    6,206,667
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          19,586
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    6,206,667
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    19,586
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,226,253 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87613A 10 3                       13D                Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the shares of common stock, par value $.01, of TargitInteractive, Inc., a Delaware corporation ( the "Issuer") having its principal business and the address of its principal office at 155 Commerce Way, Portsmouth, New Hampshire 03801

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Mark Swartz

     (b)  The address of Mr. Swartz is P.O. Box 910, Exeter, New Hampshire 03833

     (c) Mr. Swartz's present principal occupation is Executive Vice President and Chief Financial Officer of Tyco International Ltd, The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke, NH 08, Bermuda.

     (d) During the past five years, Mr. Swartz has not been convicted in a criminal proceeding and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

     (e) During the past five years, Mr. Swartz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws,or finding any violation with respect to such laws.

     (f)  Mr. Swartz is an American citizen.



________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

5,200,000 of the shares were issued upon conversion of convertible notes issued in the acquisition by the Issuer of TargitMail, Inc., of which Mr. Swartz was a principal stockholder. Mr. Swartz acquired his shares in TargitMail, Inc. directly from the company for cash.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Mr. Swartz acquired the shares of the Issuer for investment purposes only.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Swartz was the beneficial owner of 6,226,253 shares of Common Stock of the Issuer as of August 10, 2001, which represent 26.7% of the Issuer's Common Stock. Such shares consist of 5,226,253 shares and warrants to purchase 1,000,000 shares of common stock with an exercise price of $1.00 per share that expire June 30, 2002.

     (b) Mr. Swartz has the sole power to vote, or to direct the vote of, the shares of common stock held by him. Mr. Swartz has the power to dispose, or direct the disposition of, all of the shares owned by him of record or beneficially. Mr. Swartz disclaims beneficial ownership of any other shares of the Issuer's common stock held by any other person.

     (c) 5,200,000 of the shares were issued upon conversion of convertible notes issued in the acquisition by the Issuer on May 29, 2001 of TargitMail, Inc., of which Mr. Swartz was a principal stockholder. The note was converted on August 15, 2001. 18,750 shares have been owned by a family limited partnership, 6,667 were previously owned, 209 are jointly owned with Mr. Swartz's wife and 627 are owned by Mr. Swartz's children.

     (d)  None

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Swartz owns warrants to purchase 1,000,000 shares of the Issuer's Common Stock with a purchase price of $1.00 per share, which expire on June 30, 2002.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   August 15, 2001
                                        ----------------------------------------
                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)


                                                       Mark Swartz
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).